SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934






(Mark One):

  X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended    December 31, 1996
                          ------------------------------

                                       OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).
For the transition period from                 to               .
                               ---------------    --------------
Commission file number    0-16211
                       -------------

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan
-----------------------------------------------------------------

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 570 West College Avenue, York,
-----------------------------------------------------------------
Pennsylvania 17405
-----------------------------------------------------------------

                              REQUIRED INFORMATION


1.   Financial Statements:

     The following financial information, including Independent Auditors' Report thereon of the DENTSPLY International Inc.
401(k) Savings Plan are submitted herewith:

     Statement of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995.

     Statement of Changes in Net Assets Available for Plan
     Benefits for the Years Ended December 31, 1996, 1995 and
     1994.

     Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1996.


2.   Exhibit:

     The following exhibit is submitted herewith:

          Exhibit (A) - Consent of Independent Auditors


                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           DENTSPLY International Inc.
                               401(k) Savings Plan

Date: June 25, 1997           /s/ Marcus K. Dixon
                              --------------------------------
                              Marcus K. Dixon
                              Treasurer and Member of
                              the DENTSPLY International Inc.
                              401(k) Savings Plan Committee

                           DENTSPLY INTERNATIONAL INC.
                               401(K) SAVINGS PLAN

                              FINANCIAL STATEMENTS
                                       AND
                              SUPPLEMENTAL SCHEDULE



                                December 31, 1996

                           DENTSPLY INTERNATIONAL INC.
                               401(K) SAVINGS PLAN

                                      INDEX

                              FINANCIAL STATEMENTS
                                       AND
                              SUPPLEMENTAL SCHEDULE







                                                          Page(s)
                                                          -------

Independent Auditors' Report.............................     1

Financial Statements:

     Statements of Net Assets Available for Benefits
     (with Fund Information).............................    2-3

     Statements of Changes in Net Assets Available for
     Benefits (with Fund Information)....................    4-6

     Notes to Financial Statements.......................    7-11


Supplemental Schedule:

     Schedule 1 - Item 27A - Schedule of Assets Held for
     Investment Purposes as of December 31, 1996.........     12

                          Independent Auditors' Report
                          ----------------------------

Participants and Trustees of
DENTSPLY International Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 30, 1997                      KPMG Peat Marwick LLP

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                               December 31, 1996
                                     Fidelity                          Vanguard    Vanguard
                        Fidelity      Growth    Fidelity    Fidelity     U.S.        Index
                        Magellan     Company    Balanced    Puritan     Growth       500
                          Fund        Fund        Fund       Fund        Fund        Fund
                       ----------   ---------   --------   ---------   ---------   ---------
Assets:

Cash & money market
  investments          $     --          --        --           --         --          --

Investments, at fair
 value (see Note 5)     3,021,676   2,161,023   474,779    1,288,740   1,157,396   2,971,849

Participant notes
 receivable                  --          --        --           --          --          --
                       ---------------------------------------------------------------------

   Total investments    3,021,676   2,161,023   474,779    1,288,740   1,157,396   2,971,849
                       ---------------------------------------------------------------------

Receivables:
  Participants'
   contributions           74,509      53,752     9,669       24,034      27,932      34,377
                       ---------------------------------------------------------------------

Net assets available
  for benefits         $3,096,185   2,214,775   484,448    1,312,774   1,185,328   3,006,226
                       =====================================================================

The accompanying notes are an integral part of these financial statements.

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                               December 31, 1996

                                               Vanguard    Schwab     DENTSPLY
                                               Short-Term  Inst.      Intl.
                       Vanguard    Vanguard    Corporate   Advantage  Inc.
                       Windsor II  Wellington  Bond        Money      Stock      Loan
                       Fund        Fund        Fund        Fund       Fund       Fund     TOTAL
                       ----------  ----------  ----------  ---------  ---------  -------  ----------
Assets:

Cash & money market
  investments          $     --        --            --    2,330,975      --        --     2,330,975

Investments, at fair
 value (see Note 5)     1,123,737   530,111     1,264,614       --     384,893      --    14,378,818

Participant notes
 receivable                  --        --            --         --        --     285,832     285,832
                       -----------------------------------------------------------------------------

   Total investments    1,123,737   530,111     1,264,614  2,330,975   384,893   285,832  16,995,625
                       -----------------------------------------------------------------------------

Receivables:
  Participants'
   contributions           23,998    10,096         7,318     14,481    15,084      --       295,250
                       -----------------------------------------------------------------------------

Net assets available
  for benefits         $1,147,735   540,207     1,271,932  2,345,456   399,977   285,832  17,290,875
                       =============================================================================

The accompanying notes are an integral part of these financial statements.

                                       2a

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                               December 31, 1995
                                   Fidelity                        Vanguard   Vanguard
                       Fidelity     Growth    Fidelity   Fidelity    U.S.      Index     Vanguard
                       Magellan     Company   Balanced   Puritan    Growth     500      Windsor II
                         Fund        Fund       Fund       Fund      Fund      Fund        Fund
                       ----------  ---------  ---------  --------  --------  ---------  ----------
Assets:

Cash & money market
 investments           $   23,900      12,271       476     9,525        11      8,476       5,776

Investments, at fair
 value (see Note 5)     2,434,046   1,330,029   435,669   926,911   398,866  2,340,380     512,920

Participant notes
 receivable                  --          --        --        --        --         --          --
                       ---------------------------------------------------------------------------

  Total investments     2,457,946   1,342,300   436,145   936,436   398,877  2,348,856     518,696
                       ---------------------------------------------------------------------------

Receivables:
  Participants'
   contributions           82,062      44,394    14,474    28,375    14,857     21,894      17,341
                       ---------------------------------------------------------------------------

Net assets available
  for benefits         $2,540,008   1,386,694   450,619   964,811   413,734  2,370,750     536,037
                       ===========================================================================

The accompanying notes are an integral part of these financial statements.

                                        3


                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                               December 31, 1995
                                     Vanguard                    DENTSPLY
                                    Short-Term   Mellon Bank   International
                       Vanguard     Corporate       Money          Inc.
                       Wellington      Bond         Market         Stock         Loan
                          Fund         Fund         Fund           Fund          Fund       TOTAL
                       ----------   ----------   -----------   -------------   --------   ----------
Assets:

Cash & money market
 investments           $    1,181        2,326    2,433,303          1,743         --      2,498,988

Investments, at fair
 value (see Note 5)       363,966    1,548,834         --          150,680         --     10,442,301

Participant notes
 receivable                  --           --           --             --        163,966      163,966
                       -----------------------------------------------------------------------------

  Total investments       365,147    1,551,160    2,433,303        152,423      163,966   13,105,255
                       -----------------------------------------------------------------------------

Receivables:
  Participants'
   contributions           11,950       10,072       12,401          7,783         --        265,603
                       -----------------------------------------------------------------------------

Net assets available
  for benefits         $  377,097    1,561,232    2,445,704        160,206      163,966   13,370,858
                       =============================================================================

The accompanying notes are an integral part of these financial statements

                                       3a

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1996
                                                Fidelity                       Vanguard   Vanguard
                                    Fidelity    Growth    Fidelity  Fidelity     U.S.       Index
                                    Magellan    Company   Balanced   Puritan    Growth      500
                                      Fund       Fund       Fund      Fund       Fund       Fund
                                   ----------  ---------  --------  ---------  ---------  ---------
Additions to net assets attributed to:
Investment income:
 Interest and dividends            $  433,380     96,203    23,263    137,436     98,984     66,816
 Net realized gains (losses)
  on sales of investments             (63,388)    32,648    (2,043)     4,852     22,947     55,123
  Net appreciation (depreciation)
  in fair value of investments        (52,319)   133,522    21,566     32,010     69,902    418,779
                                   ----------------------------------------------------------------
                                      317,673    262,373    42,786    174,298    191,833    540,718
Contributions:
  Participants                        890,559    620,929   135,705    295,302    249,418    329,898
  Participant rollovers                50,570     97,315     5,463     34,334     31,141     30,373
                                   ----------------------------------------------------------------
                                      941,129    718,244   141,168    329,636    280,559    360,271
                                   ----------------------------------------------------------------
    Total additions                 1,258,802    980,617   183,954    503,934    472,392    900,989

Deductions from net assets attributed to:
  Distribution of benefits            331,368    298,885    55,916     85,859     57,826    305,498
                                   ----------------------------------------------------------------
    Total deductions                  331,368    298,885    55,916     85,859     57,826    305,498

Net increase (decrease) prior to
  interfund transfers                 927,434    681,732   128,038    418,075    414,566    595,491
Interfund transfers                  (371,257)   146,349   (94,209)   (70,112)   357,028     39,985
                                   ----------------------------------------------------------------
    Net increase (decrease)           556,177    828,081    33,829    347,963    771,594    635,476

Net assets available for benefits:
  Beginning of year                 2,540,008  1,386,694   450,619    964,811    413,734  2,370,750
                                   ----------------------------------------------------------------
  End of year                      $3,096,185  2,214,775   484,448  1,312,774  1,185,328  3,006,226
                                   ================================================================

The accompanying notes are an integral part of these financial statements.

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1996
                                                           Vanguard                 Schwab
                                                           Short-Term  Mellon Bank  Institutional
                                   Vanguard    Vanguard    Corporate   Money        Advantage
                                   Windsor II  Wellington  Bond        Market       Money
                                   Fund        Fund        Fund        Fund         Fund
                                   ----------  ----------  ----------  -----------  -------------
Additions to net assets attributed to:
Investment income:
  Interest and dividends           $   78,386     41,349     85,573         11,807        105,239
  Net realized gains (losses)
     on sales of investments           13,466      4,730     (9,068)          --             --
  Net appreciation (depreciation)
     in fair value of investments     (52,319)   133,522     21,566         32,010         69,902
                                   --------------------------------------------------------------
                                      175,324     71,327     60,759         11,807        105,239
Contributions:
  Participants                        234,053    123,976      86,827           --         166,662
  Participant rollovers                98,817      5,155         711           --           4,013
                                   --------------------------------------------------------------
                                      332,870    129,131      87,538           --         170,675
                                   --------------------------------------------------------------
    Total additions                   508,194    200,458     148,297         11,807       275,914
                                   --------------------------------------------------------------

Deductions from net assets attributed to:
  Distribution of benefits             54,801     35,304     217,568          7,628       308,396
                                   --------------------------------------------------------------
     Total deductions                  54,801     35,304     217,568          7,628       308,396
Net increase (decrease) prior to
  interfund transfers                 453,393    165,154     (69,271)         4,179       (32,482)
Interfund transfers                   158,305     (2,044)   (220,029)    (2,449,883)    2,377,938
                                   --------------------------------------------------------------
     Net increase (decrease)          611,698    163,110    (289,300)    (2,445,704)    2,345,456

Net assets available for benefits:
  Beginning of year                   536,037    377,097   1,561,232      2,445,704          --
                                   --------------------------------------------------------------
  End of year                      $1,147,735    540,207   1,271,932           --       2,345,456
                                   ==============================================================

The accompanying notes are an integral part of these financial statements.

                                       4a

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1996
                                              DENTSPLY
                                            International
                                                 Inc.
                                                Stock             Loan
                                                Fund              Fund           TOTAL
                                             -------------       -------       ----------
Additions to net assets attributed to:
Investment income:
  Interest and dividends                      $    1,889            --          1,180,325
  Net realized gains (losses)
     on sales of investments                       2,733            --             62,000
  Net appreciation (depreciation)
     in fair value of investments                 48,406            --            764,840
                                             --------------------------------------------
                                                  53,028            --          2,007,165
                                             --------------------------------------------
Contributions:
  Participants                                   144,199            --          3,277,528
  Participant rollovers                           65,290            --            423,182
                                             --------------------------------------------
                                                 209,489            --          3,700,710
                                             --------------------------------------------
     Total additions                             262,517            --          5,707,875

Deductions from net assets attributed to:
  Distribution of benefits                         5,492          23,317        1,787,858
                                             --------------------------------------------
     Total deductions                              5,492          23,317        1,787,858
Net increase (decrease) prior to
  interfund transfers                            257,025         (23,317)       3,920,017
Interfund transfers                              (17,254)        145,183             --
                                             --------------------------------------------
     Net increase (decrease)                     239,771         121,866        3,920,017

Net assets available for benefits:
  Beginning of year                              160,206         163,966       13,370,858
                                             --------------------------------------------
  End of year                                $   399,977         285,832       17,290,875
                                             ============================================

The accompanying notes are an integral part of these financial statements.

                                       4b

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1995
                                                                              Fidelity
                                                                              Spartan
                                               Fidelity                       Limited     Vanguard
                                   Fidelity    Growth     Fidelity  Fidelity  Maturity    U.S.
                                   Magellan    Company    Balanced  Puritan   Government  Growth
                                   Fund        Fund       Fund      Fund      Fund        Fund
                                   ----------  ---------  --------  --------  ----------  --------
Additions to net assets attributed to:
Investment income:
  Interest and dividends           $  121,764     74,338    19,105    50,428      2,444      1,001
  Net realized gains (losses)
     on sales of investments           77,191     42,430     9,243    15,403      2,343      4,290
  Net appreciation
   in fair value of investments       269,659    172,640    28,294    85,970       --       64,204
                                   ---------------------------------------------------------------
                                      468,614    289,408    56,642   151,801      4,787     69,495
                                   ---------------------------------------------------------------
Contributions:
  Participants                        879,345    446,569   175,316   348,291     19,113    143,937
  Participant rollovers               133,848     31,547     5,371    28,779        567      3,893
                                   ---------------------------------------------------------------
                                    1,013,193    478,116   180,687   377,070     19,680    147,830
                                   ---------------------------------------------------------------
     Total additions                1,481,807    767,524   237,329   528,871     24,467    217,325
                                   ---------------------------------------------------------------
Deductions from net assets attributed to:
  Distribution of benefits            280,956    121,709    74,356   122,657      7,746     19,886
                                   ---------------------------------------------------------------
     Total deductions                 280,956    121,709    74,356   122,657      7,746     19,886
Net increase (decrease) prior to
  interfund transfers               1,200,851    645,815   162,973   406,214     16,721    197,439
Interfund transfers                   242,336    159,265    (1,834)   69,183    (68,909)    68,532
                                   ---------------------------------------------------------------
     Net increase (decrease)        1,443,187    805,080   161,139   475,397    (52,188)   265,971
Net assets available for benefits:
  Beginning of year                 1,096,821    581,614   289,480   489,414     52,188    147,763
                                   ---------------------------------------------------------------
  End of year                      $2,540,008  1,386,694   450,619   964,811       --      413,734
                                   ===============================================================

The accompanying notes are an integral part of these financial statements.

                                        5

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1995
                                                                        Vanguard
                                    Vanguard                           Short-Term   Harris
                                     Index      Vanguard    Vanguard   Corporate     Bank
                                     500       Windsor II  Wellington    Bond        Index
                                     Fund        Fund        Fund        Fund        Fund
                                   ----------  ----------  ----------  ----------  ---------
Additions to net assets attributed to:
Investment income:
  Interest and dividends           $   40,417      35,338      17,215      24,811        115
  Net realized gains (losses)
     on sales of investments           44,040      14,148       9,160       2,697    418,592
  Net appreciation
   in fair value of investments       165,331      70,638      45,244      18,239       --
                                   ---------------------------------------------------------
                                      249,788     120,124      71,619      45,747    418,707
                                   ---------------------------------------------------------
Contributions:
  Participants                        174,865     189,365     108,913      73,464     46,750
  Participant rollovers                73,970       7,187       1,130        --        8,100
                                   ---------------------------------------------------------
                                      248,835     196,552     110,043      73,464     54,850
                                   ---------------------------------------------------------
     Total additions                  498,623     316,676     181,662     119,211    473,557
                                   ---------------------------------------------------------
Deductions from net assets attributed to:
  Distribution of benefits            130,413      58,956      62,488      25,466    419,389
                                   ---------------------------------------------------------
     Total deductions                 130,413      58,956      62,488      25,466    419,389
Net increase (decrease) prior to
  interfund transfers                 368,210     257,720     119,174      93,745     54,168
Interfund transfers                 1,869,818      83,950      90,974   1,423,485 (2,179,126)
                                   ---------------------------------------------------------
     Net increase (decrease)        2,238,028     341,670     210,148   1,517,230 (2,124,958)
Net assets available for benefits:
  Beginning of year                   132,722     194,367     166,949      44,002  2,124,958
                                   ---------------------------------------------------------
  End of year                      $2,370,750     536,037     377,097   1,561,232       --
                                   =========================================================

The accompanying notes are an integral part of these financial statements.

                                       5a

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1995
                                      Harris
                                       Bank                     DENTSPLY
                                    Government   Mellon Bank  International
                                      Agency        Money         Inc.
                                   Intermediate     Market       Stock        Loan
                                       Fund         Fund         Fund         Fund      TOTAL
                                   ------------  -----------  -------------  -------  ----------
Additions to net assets attributed to:
Investment income:
  Interest and dividends           $       68       162,750          283      11,149     561,226
  Net realized gains (losses)
     on sales of investments          146,857          --         (1,093)       --       785,301
  Net appreciation
   in fair value of investments          --             270       17,427        --       937,916
                                   -------------------------------------------------------------
                                      146,925       163,020       16,617      11,149   2,284,443
                                   -------------------------------------------------------------
Contributions:
  Participants                         47,232       138,367       39,178        --     2,830,705
  Participant rollovers                  --           9,658       41,316        --       345,366
                                   -------------------------------------------------------------
                                       47,232       148,025       80,494        --     3,176,071
                                   -------------------------------------------------------------
     Total additions                  194,157       311,045       97,111      11,149   5,460,514
                                   -------------------------------------------------------------
Deductions from net assets attributed to:
  Distribution of benefits            432,575       735,235        2,960      32,421   2,527,213
                                   -------------------------------------------------------------
     Total deductions                 432,575       735,235        2,960      32,421   2,527,213
Net increase (decrease) prior to
  interfund transfers                (238,418)     (424,190)      94,151     (21,272)  2,933,301
Interfund transfers                (1,878,471)       20,538       66,055      34,204        --
                                   -------------------------------------------------------------
     Net increase (decrease)       (2,116,889)     (403,652)     160,206      12,932   2,933,301
Net assets available for benefits:
  Beginning of year                 2,116,889     2,849,356         --       151,034  10,437,557
                                   -------------------------------------------------------------
  End of year                      $     --       2,445,704      160,206     163,966  13,370,858
                                   =============================================================

The accompanying notes are an integral part of these financial statements.

                                       5b

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                     For the Year Ended December 31, 1994
                                                                              Fidelity
                                                                              Spartan
                                               Fidelity                       Limited    Vanguard
                                    Fidelity    Growth   Fidelity  Fidelity   Maturity     U.S
                                    Magellan    Company  Balanced  Puritan   Government   Growth
                                      Fund       Fund      Fund      Fund      Fund        Fund
                                   ----------  --------  --------  --------  ----------  --------
Additions to net assets attributed to:
Investment income:
  Interest and dividends           $    3,108     3,013     2,802     7,665       727       1,014
  Net realized gains (losses)
     on sales of investments            3,048    11,094       --      8,783      --           --
  Net appreciation (depreciation)
     in fair value of investments     (35,413)  (21,736)   (6,644)  (17,950)     (690)      1,976
                                   --------------------------------------------------------------
                                      (29,257)   (7,629)   (3,842)   (1,502)        37      2,990
                                   --------------------------------------------------------------
Contributions:
  Participants                        927,523   419,043   223,666   356,901     36,729     98,076
  Participant rollovers                36,013    13,203     4,634    12,367       --       11,841
                                   --------------------------------------------------------------
                                      963,536   432,246   228,300   369,268     36,729    109,917
                                   --------------------------------------------------------------
     Total additions                  934,279   424,617   224,458   367,766     36,766    112,907
                                   --------------------------------------------------------------
Deductions from net assets attributed to:
  Distribution of benefits              2,834     2,084        74       209        435      1,723
                                   --------------------------------------------------------------
     Total deductions                   2,834     2,084        74       209        435      1,723
Net increase (decrease) prior to
  interfund transfers                 931,445   422,533   224,384   367,557     36,331    111,184
Interfund transfers                    16,871    94,401     4,723    23,702      1,117      3,249
                                   --------------------------------------------------------------
     Net increase (decrease)          948,316   516,934   229,107   391,259     37,448    114,433
Merger of plans                       148,505    64,680    60,373    98,155     14,740     33,330
Net assets available for benefits:
  Beginning of year                      --        --        --         --         --         --
                                   --------------------------------------------------------------
  End of year                      $1,096,821   581,614   289,480   489,414     52,188    147,763
                                   ==============================================================

The accompanying notes are an integral part of these financial statements.

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)

                      For the Year Ended December 31, 1994
                                                                      Vanguard
                                   Vanguard                          Short-Term    Harris
                                     Index    Vanguard    Vanguard   Corporate     Bank
                                     Trust   Windsor II  Wellington    Bond        Index
                                     Fund       Fund        Fund       Fund        Fund
                                   --------  ----------  ----------  ----------  ---------
Additions to net assets attributed to:
Investment income:
  Interest and dividends           $  1,515      3,418        1,898       833       55,260
  Net realized gains (losses)
     on sales of investments            277      3,507          104      --        224,402
  Net appreciation (depreciation)
     in fair value of investments      (392)    (8,591)      (2,024)      (656)   (266,521)
                                   -------------------------------------------------------
                                      1,400     (1,666)         (22)       177      13,141
                                   -------------------------------------------------------
Contributions:
  Participants                       98,700    165,372       85,453     38,227     110,511
  Participant rollovers              14,164      3,023        1,426       --         2,129
                                   -------------------------------------------------------
                                    112,864    168,395       86,879     38,227     112,640
                                   -------------------------------------------------------
     Total additions                114,264    166,729       86,857     38,404     125,781
                                   -------------------------------------------------------
Deductions from net assets attributed to:
  Distribution of benefits              125        569         --         --       319,865
                                   -------------------------------------------------------
     Total deductions                   125        569         --         --       319,865
Net increase (decrease) prior to
  interfund transfers               114,139    166,160       86,857     38,404    (194,084)
Interfund transfers                   2,931        (36)      12,945        743     (42,677)
                                   -------------------------------------------------------
     Net increase (decrease)        117,070    166,124       99,802     39,147    (236,761)
Merger of plans                      15,652     28,243       67,147      4,855       2,217
Net assets available for benefits:
  Beginning of year                    --         --           --         --     2,359,502
                                   -------------------------------------------------------
  End of year                      $132,722    194,367      166,949     44,002   2,124,958
                                   =======================================================

The accompanying notes are an integral part of these financial statements.

                                       6a

                DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                      For the Year Ended December 31, 1994
                                      Harris
                                       Bank          Harris
                                    Government       Bank       Mellon Bank
                                      Agency       Principal     Money
                                   Intermediate  Preservation    Market      Loan
                                       Fund          Fund         Fund       Fund       TOTAL
                                   ------------  ------------  -----------  -------  ----------
Additions to net assets attributed to:
Investment income:
  Interest and dividends            $  128,883      116,445        2,681     11,676     340,938
  Net realized gains (losses)
     on sales of investments           (75,393)       8,179         --         --       184,001
  Net appreciation (depreciation)
     in fair value of investments      (75,056)        --           --         --      (433,697)
                                   ------------------------------------------------------------
                                       (21,566)     124,624        2,681     11,676      91,242
                                   ------------------------------------------------------------
Contributions:
  Participants                         117,730          190       98,280       --     2,776,401
  Participant rollovers                   --           --             82       --        98,882
                                   ------------------------------------------------------------
                                       117,730          190       98,362       --     2,875,283
                                   ------------------------------------------------------------
     Total additions                    96,164      124,814      101,043     11,676   2,966,525
                                   ------------------------------------------------------------
Deductions from net assets attributed to:
  Distribution of benefits             200,713      376,352          746       --       905,729
                                   ------------------------------------------------------------
     Total deductions                  200,713      376,352          746       --       905,729
Net increase (decrease) prior to
  interfund transfers                 (104,549)    (251,538)     100,297     11,676   2,060,796
Interfund transfers                    (14,935)  (2,765,902)   2,719,567    (56,699)       --
                                   ------------------------------------------------------------
     Net increase (decrease)          (119,484)  (3,017,440)   2,819,864    (45,023)  2,060,796
Merger of plans                          6,349         --         29,492     28,555     602,293
Net assets available for benefits:
  Beginning of year                  2,230,024    3,017,440         --      167,502   7,774,468
                                   ------------------------------------------------------------
  End of year                       $2,116,889         --      2,849,356    151,034  10,437,557
                                   ============================================================

The accompanying notes are an integral part of these financial statements.

                                       6b

                 DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The following is a general description of the DENTSPLY International Inc. 401(k) Savings Plan (the "Plan"). Participants should refer to the Plan document for complete information regarding the Plan.

The Plan is a defined contribution plan, and effective January 1, 1994, covers all full-time employees of the Company and its wholly owned domestic subsidiaries except employees who are members of a collective bargaining unit. Employees who are members of one collective bargaining unit became eligible on October 1, 1994. Employees are eligible to participate in the Plan during open enrollment periods occurring January and July of each year. The maximum percentage of annual compensation each participant may contribute is 15% except for certain highly compensated participants who are subject to limitations. The Company has not made matching contributions to the Plan since December 31, 1993. In early 1996, the Trustee of the Plan was changed from Mellon Bank to The Charles Schwab Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A summary plan description containing specific Plan provisions has been made available to all participants of the Plan.

Although the Company has not expressed an intention to do so, the Company reserves the right to terminate the Plan at any time, subject to Plan provisions and ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

The Plan's Financial Statements have been prepared on the accrual basis of accounting.

Plan assets are valued at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade date basis.

Unrealized gains and losses have been calculated on a current value basis in the Plan's Financial Statements. Income on Plan assets is accrued when earned and gains or losses on the disposition of Plan assets are recorded when realized. Shares of registered investment companies are valued at quoted market

                 DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

Benefit payments to participants are recorded when distributed.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - FUNDING POLICY
-----------------------

For 1996, 1995, and 1994 each non-highly compensated participant, as defined by the Internal Revenue Code (the "Code"), was permitted to contribute from 1% to 15% of annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company's former matching contribution portion of their accounts plus earnings thereon was based on years of continuous service, with a participant becoming 100% vested after two years of credited service. All employees are now 100% vested in the employer matching contribution.

NOTE 4 - ADMINISTRATION OF PLAN ASSETS
--------------------------------------

The Plan's assets are held by the Trustee of the Plan. In early 1996, the Trustee was changed from Mellon Bank to The Charles Schwab Trust Company. The Plan is administered by the 401(k) Savings Plan Committee. The 401(k) Savings Plan Committee and the Trustee of the Plan are appointed by the Board of Directors of DENTSPLY International Inc.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the Plan are paid directly by the Company.

                 DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5 - INVESTMENTS
--------------------

In 1996 and 1995, participants directed their contributions in any of the investment options which are as follows: Fidelity Magellan Fund, Fidelity Growth Company Fund, Fidelity Balanced Fund, Fidelity Puritan Fund, Fidelity Spartan Limited Maturity Government Fund, Vanguard U.S. Growth Fund, Vanguard Index 500 Fund, Vanguard Windsor II Fund, Vanguard Wellington Fund, Harris Bank Index Fund, Harris Bank Government Agency Intermediate Fund, Vanguard Short-Term Corporate Bond Fund, Mellon Bank Money Market Fund, Schwab Institutional Advantage Money Fund, and DENTSPLY International Inc. Stock Fund. During 1996 the Mellon Money Market Fund was eliminated as an investment option. During 1995 the Fidelity Spartan Limited Maturity Government Fund, Harris Bank Index Fund and Harris Bank Government Agency Intermediate Funds were eliminated as investment options. Participants in these eliminated funds who did not switch to another fund had their fund balances transferred to comparable funds.

Participants may borrow from their vested account balances in the Investment Funds a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Through December 31, 1995, only participants who were employees of the Gendex, Midwest and Universal Divisions/Subsidiaries of the Company were eligible to borrow. Loan transactions are treated as a transfer to/from the Investment Funds from/to the Loan Fund. Loan terms range from one to five years except for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest based on the prime rate plus 1%. The interest rate remains fixed throughout the full term of the loan. Principal and interest are paid ratably through payroll deductions.

                 DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


The Plan's investments at December 31, 1996 and 1995 were as follows:

December 31, 1996
-----------------
                             Units of
                           Participation    Cost       Fair Value
                           -------------  ----------  -----------
Schwab Institutional
 Advantage Money Fund (1)    2,330,975    $ 2,330,975  $ 2,330,975*

Fidelity Magellan Fund          37,467      1,240,277    3,021,676*

Fidelity Growth Company
 Fund                           53,411        989,044    2,161,023*

Fidelity Balanced Fund          33,720        143,987      474,779

Fidelity Puritan Fund           73,811        476,899    1,288,740*

Vanguard U.S. Growth Fund       48,753      1,034,702    1,157,396*

Vanguard Index 500 Fund         42,971      2,390,805    2,971,849*

Vanguard Windsor II Fund        47,156        977,751    1,123,737*

Vanguard Wellington Fund        20,272        468,613      530,111

Vanguard Short-Term
 Corporate Bond Fund           117,639      1,260,622    1,264,614*

DENTSPLY International Inc.
 Stock Fund                      8,103        325,344      384,893

Participant notes
 receivable, term notes
 at market rates               285,831        285,831      285,832
                                          -----------  -----------
Total                                     $11,924,850  $16,995,625
                                          ===========  ===========
(1) Party in interest to the Plan
*Exceeds 5% of net assets available for benefits of the Plan

                 DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


December 31, 1995
-----------------
                             Units of
                           Participation      Cost      Fair Value
                           -------------  -----------  -----------

Mellon Money Market
 Fund (1)                    2,498,988    $ 2,498,988  $ 2,498,988*

Fidelity Magellan Fund          28,309      2,176,181    2,434,046*

Fidelity Growth Company
 Fund                           36,650      1,167,108    1,330,029*

Fidelity Balanced Fund          32,224        410,080      435,669

Fidelity Puritan Fund           54,492        852,695      926,911*

Vanguard U.S. Growth Fund       19,600        332,536      398,866

Vanguard Index Trust Fund       40,632      2,144,139    2,340,380*

Vanguard Windsor II Fund        24,827        447,031      512,920

Vanguard Wellington Fund        14,898        319,189      363,966

Vanguard Short-Term
 Corporate Bond Fund           141,964      1,529,064    1,548,834*

DENTSPLY International
 Stock Fund                      3,767        134,899      150,680

Participant notes
 receivable,  term notes
 at market rates               163,966        163,966      163,966
                                          -----------  -----------
Total                                     $12,175,876  $13,105,255
                                          ===========  ===========

(1) Party in Interest to the Plan
*Exceeds 5% of net assets available for benefits of the Plan

                 DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


The number of employees participating in the investment programs at December 31, 1996 was as follows:

Schwab Institutional Advantage Money Fund              450
Fidelity Magellan Fund                                 954
Fidelity Growth Company Fund                           674
Fidelity Balanced Fund                                 205
Fidelity Puritan Fund                                  397
Vanguard U. S. Growth Fund                             360
Vanguard Index 500 Fund                                518
Vanguard Windsor II Fund                               332
Vanguard Wellington Fund                               210
Vanguard Short-Term Corporate Bond Fund                299
DENTSPLY International Inc. Stock Fund                 232

NOTE 6 - TAX STATUS OF THE PLAN
-------------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Code. Plan management believes that the Plan is currently being operated in accordance with the applicable requirements of the Internal Revenue Code.

                                                                 SCHEDULE 1

                 DENTSPLY INTERNATIONAL INC. 401(K) SAVINGS PLAN
           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996

                             Units of
                           Participation     Cost       Fair Value
                           -------------  -----------  ------------
Schwab Institutional
 Advantage Money Fund (1)    2,330,975    $ 2,330,975  $ 2,330,975*

Fidelity Magellan Fund          37,467      1,240,277    3,021,676*

Fidelity Growth Company
 Fund                           53,411        989,044    2,161,023*

Fidelity Balanced Fund          33,720        143,987      474,779

Fidelity Puritan Fund           73,811        476,899    1,288,740*

Vanguard U.S. Growth Fund       48,753      1,034,702    1,157,396*

Vanguard Index 500 Fund         42,971      2,390,805    2,971,849*

Vanguard Windsor II Fund        47,156        977,751    1,123,737*

Vanguard Wellington Fund        20,272        468,613      530,111

Vanguard Short-Term
 Corporate Bond Fund           117,639      1,260,622    1,264,614*

DENTSPLY International Inc.
 Stock Fund                      8,103        325,344      384,893

Participant notes
 receivable, term
 notes at market rates         285,831        285,831      285,832
                                          -----------  -----------
Total                                     $11,924,850  $16,995,625
                                          ===========  ===========

(1) Party in interest to the Plan
*Exceeds 5% of net assets available for benefits of the Plan

                                                                Exhibit (A)




                 Consent of Independent Auditors




The Board of Directors
DENTSPLY International Inc.

We consent to incorporation by reference in Registration Statement No. 33-897786 on Form S-8 of DENTSPLY International Inc. 401(k) Savings Plan of our report dated May 30, 1997, relating to the statements of net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31,1996, which report appears in the December 31, 1996 annual report on Form 11-K of the DENTSPLY International Inc. 401(k) Savings Plan.



                                                         KPMG Peat Marwick LLP




Philadelphia, Pennsylvania
June 24, 1997